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EXHIBIT 99.2

             ADDENDUM TO BUSINESS CONSULTING AGREEMENT
          of James C. Czirr with Metalline Mining Company
                       dated December 1, 1997

     This addendum is to be added to and incorporated in the above referenced agreement between James C. Czirr and Metalline Mining
Company. It is agreed this 24th day of August 1998 to extend the above referenced agreement for a period of 24 months to December 1, 2002.

     In exchange for extending this agreement the following is agreed to:

     Consultant will be issued a warrant to purchase 100,000, One hundred thousand shares of Metalline Mining Company common stock at a price of $1.00, one dollar a per share. Said warrant shall have a term of seven years from the date of this addendum and be identical in every other respect to the initial warrant issued with the original agreement signed December 31, 1997.

     Consultant agrees to the following vesting schedule changes and or buy back provisions for;

     1.  All warrants issued under December 1, 1997 agreement
     2.  All warrants issued as part of this extension
     3. 300,000 shares of Metalline Mining common stock previously issued consultant at 10 cents per share.

     Warrants Issued to Consultant Per Consulting Agreement:

     The warrants issued under Consultants original consulting agreement and those issued per this extension will not be executable by Consultant until December 24, 2002. In the event between the date of this addendum and December 24, 2002 Consultant is unable or unwilling to perform the duties outlined in The Consulting Agreement the warrants will become null and void. It is understood Metalline will have the authority to stop transfer on any attempt to execute the above referenced warrants by Consultant or his assigns prior to completing the extension of Consultants Agreement.

     Shares Sold to Consultant for Ten Cents Per Share:

     Consultant agrees not to transfer or sell any of the three hundred thousand shares until December 24, 2002 with out written approval from The Company. In the event between the date of this addendum and December 24, 2002 Consultant is unable or unwilling to perform the duties outlined in The Consulting Agreement it is agreed that Consultants right to sell or transfer said shares will be subject to the following restrictions and buy back provisions;

     a. Consultant's right to sell or transfer said shares will be limited to a number of shares equal to 20% of said shares for each completed year of Consulting Agreement between the date of signing and December 24, 2002.


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     b.  In the event Consultant doesn't finish the extension of his agreement with The Company, Metalline Mining will buy back the number of shares prohibited from transfer or sell for a price of ten cents per share.

     Agreed to this 24th day of August 1998 by:

Metalline Mining Company           Consultant


______________________   _______   ______________________   _______
Merlin Bingham,          Date      James C. Czirr           Date
President